November 2, 2012

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Stone Harbor Emerging Markets Income Fund
Investment Company Act of 1940-Rule 17g-1(g)
Bonding of Officers and Employees
(Stone Harbor Emerging Markets Income Fund File No. 811-22473)

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (“1940 Act), enclosed please find a copy of two riders to the financial institution bond (the “Bond”) in favor of Stone Harbor Emerging Markets Income Fund, a management investment company registered under the 1940 Act, and resolutions relating to the Bond.

The term of the Bond is December 22, 2011 through December 22, 2012, and the premium for the Bond has been paid through December 22, 2012.

Note this is a joint policy with the Stone Harbor Emerging Markets Total Income Fund. If the Fund were to maintain its own single insured bond instead of being a named insured in the joint bond, the limit of liability of such bond would have to be at least $750,000.

Please call me at (303) 623-2577 if you have any questions.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Assistant Secretary
Stone Harbor Emerging Markets Income Fund

Enclosures

FEDERAL INSURANCE COMPANY
Endorsement No: 4
Bond Number: 82302678

NAME OF ASSURED: STONE HARBOR EMERGING MARKETS INCOME FUND

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

STONE HARBOR EMERGING MARKETS INCOME FUND

STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

This Endorsement applies to loss discovered after 12:01 a.m. on August 30, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2012

By
Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82302678

NAME OF ASSURED: STONE HARBOR EMERGING MARKETS INCOME FUND

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$1,500,000	$0
2. On Premises	$1,500,000	$10,000
3. In Transit	$1,500,000	$10,000
4. Forgery or Alteration	$1,500,000	$10,000
5. Extended Forgery	$1,500,000	$10,000
6. Counterfeit Money	$1,500,000	$10,000
7. Threats to Person	$1,500,000	$10,000
8. Computer System	$1,500,000	$10,000
9. Voice Initiated Funds Transfer Instruction	$1,500,000	$10,000
10. Uncollectible Items of Deposit	$1,500,000	$10,000
11. Audit Expense	$25,000	$0

This Endorsement applies to loss discovered after 12:01 a.m. on October 24, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 24, 2012	By
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

Stone Harbor Emerging Markets Income Fund (the “Fund”)

Fidelity Bond Resolutions

October 17, 2012

Investment Company Blanket Bond

VOTED:	That the form, terms and provisions of the Investment Company Blanket Bond issued by Federal Insurance Company with a term of December 22, 2011 to December 22, 2012 (the “Bond”) naming the Fund and Stone Harbor Emerging Markets Total Income Fund as insured parties (the “Insured Parties”), in the form previously presented to the Board and with such changes as may be deemed necessary by the officers of the Fund, upon the advice of counsel, be and they hereby are, approved by the full Board and by a separate vote of a majority of the Trustees who are not “interested persons” (as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund (“Independent Trustees”).

VOTED:	That the amount of the Bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets, and the nature of the securities held by the Fund.

VOTED:	That subject to the ratification of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act.

VOTED:	That any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions.

VOTED:	That the portion of the premium to be paid by the Fund in respect of the Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the relationship of the share of the premium allocated to the Fund to the premium the Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board and by a separate vote of a majority of the Independent Trustees.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds by and among the Insured Parties for the purpose of allocating recoveries under the Bond in compliance with Rule 17g-1 under the 1940 Act, in substantially the form presented to the Board, and with such changes as may be deemed necessary or appropriate by the officers of the Fund, upon the advice of counsel, be, and they hereby are, approved by the full Board, and by a separate vote of a majority of the Independent Trustees; and that the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized, in the name and on behalf of the Fund, to execute and to deliver such Agreement in substantially the form presented to the Board, with such changes as the officer or officers so acting may deem necessary or desirable, the execution and delivery thereof to be conclusive evidence of its authorization hereby.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of October 17, 2012 between Stone Harbor Emerging Markets Income Fund and Stone Harbor Emerging Markets Total Income Fund (each, a “Fund” and together, the “Funds”).

WHEREAS, Stone Harbor Investment Partners LP (“Stone Harbor”) serves as the investment adviser for the Funds (Stone Harbor and any other advisory firm that is an affiliate of Stone Harbor, an “Affiliated Manager”);

WHEREAS, the Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by Federal Insurance Company (the “Insurer”);

WHEREAS, the Funds desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurer is willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Funds agree (a) that such addition may be made, provided that those trustees of each Fund who are not “interested persons” of such Fund shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Fund is on file with the Secretary of State of the state or commonwealth in which such Fund was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Fund individually but are binding only upon the respective assets and property of each Fund.

4. This Agreement may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

STONE HARBOR EMERGING MARKETS INCOME FUND

By:	/s/ Jeffrey S. Scott
Name: Jeffrey S. Scott
Title: CCO

STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

By:	/s/ Adam J. Shapiro
Name: Adam J. Shapiro
Title: Secretary